

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Qiwei Miao
Chief Executive Officer
EShallGo Inc.
12F Block 16, No.1000 Jinhai Road
Pudong New District
Shanghai, China 201206

> **Re: EShallGo Inc.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed November 20, 2023**
> **File No. 333-271478**

Dear Qiwei Miao:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2023 letter.

Amendment No. 5 to Registration Statement on Form F-1 filed November 20, 2023

PRC laws and regulations governing our current business operations are sometimes vague and uncertain. ..., page 48

1.   We note your revisions to your disclosure in response to our comment 2. However, we believe that you have not restored all of the disclosure we referenced. For example, you continue to state that the legal environment and/or system "has some differences" and you generally reference "differences," rather than "uncertainties" in the PRC legal system. It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your amendment filed on June 30, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. Please restore your disclosures here and in all other places where you discuss the legal risks of operating in China to the disclosures as they existed in the registration statement as of June 30, 2023.

Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services